January 29, 2013



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	Geospace Technologies
	As of December 31, 2012

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange
Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change of beneficial ownership as of December 31, 2012 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:ccs
Enclosures

cc:	Office of the Corporate Secretary
	OYO Geospace
	7007 Pinemont Drive
	Houston, TX  77040



	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 13)*


	Geospace Technologies
	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	37364X109
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 37364X109                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				  (A) ______
                                  (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             	5   SOLE VOTING POWER
         SHARES                                     2,249,086
      BENEFICIALLY          	6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2012    	7  SOLE DISPOSITIVE POWER
        BY EACH                                    2,249,086
       REPORTING               	8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                      2,249,086

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                                               [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              17.53%

12  TYPE OF REPORTING PERSON*

            IA


                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Geospace Technologies


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	7007 Pinemont Drive
		Houston, Texas 77040


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          	37364X109


Item 3    	Type of Reporting Person:

         (e) Investment Adviser registered under Section 203
	  of the Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2012

         (a)  	Amount Beneficially Owned:

              	2,249,086 shares of common stock beneficially owned including:

                 No. of Shares
             	 Eagle Asset Management, Inc.                   2,249,086

          (b)  	Percent of Class:                              	17.53 %


         (c)	Deemed Voting Power and Disposition Power:

              	(i)            	(ii)           	    (iii)         (iv)
              	                                  Deemed          Deemed
              	Deemed         Deemed  		  to have 	  to have
              	to have        to have            Sole Power   	  Shared Power
              	Sole Power     Shared Power   	  to Dispose      to Dispose
              	to Vote or     to Vote or     	  or to           or to
              	to Direct      to Direct          Direct the      Direct the
              	to Vote        to Vote            Disposition     Disposition

Eagle Asset     2,249,086	----           	  2,249,086	  ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                             		(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another
		Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which
		Acquired the Security Being Reported on by the Parent
		Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the
		Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2013	 EAGLE ASSET MANAGEMENT, INC.


						/s/ Damian Sousa
                                   		__________________________________
                                   		Damian Sousa
                                  		Vice President
                                   		Chief Compliance Officer















Page 5 of 5 Pages